UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

Cub Crafters, Inc.
(Exact name of issuer as specified in its charter)

Delaware	91-1351852
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1918 South 16th Avenue, Yakima, WA 98903

(Full mailing address of principal executive offices)

(509) 248-9491

(Issuer’s telephone number, including area code)

In this report, the term “Cub Crafters” or “the company” refers to Cub Crafters, Inc., a Delaware corporation.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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ITEM 1. MANAGEMENT’S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this semi-annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

The unaudited financial information set forth below with respect to the six-month period ended June 30, 2024, is preliminary and subject to potential adjustments. Adjustments to these financial statements may be identified when review of historic financial statements has been completed in conjunction with our year-end audit, which could result in significant differences from this preliminary unaudited condensed restated financial information, although in the opinion of management all adjustments necessary to make interim financial statements not misleading have been included here. Unless otherwise indicated, latest results discussed below are as of June 30, 2024.

Overview

Cub Crafters, Inc. was incorporated under the laws of the State of Washington on October 15, 1986. The company domesticated in Delaware by filing a Certificate of Conversion and Certificate of Incorporation with the State of Delaware on June 14, 2022. The company is a leading producer of adventure/utility aircraft and the only OEM (Original Equipment Manufacturer) in the world that is simultaneously building in four General Aviation market segment categories: FAA Certified, ASTM Light Sport, Builder Assist, and Experimental/Amateur-Built Kits.

Results of Operations

Six-month period ended June 30, 2024, compared to the six-month period ended June 30, 2023

Revenues

Revenues from sales of production and builder assist aircraft, aircraft kits, aftermarket services, parts sales, and pre-owned aircraft sales generated $20,025,521 for the six-month period ended June 30, 2024 (“Interim 2024”), representing an approximate increase of $1,930,304, or 10.67%, from $18,095,217 for the six- month period ending June 30, 2023 (“Interim 2023”). The increase in revenue was primarily a result of several factors: approximately a 17% productivity increase (more aircraft certified), higher new plane revenue and lower kit and used aircraft sales.

Cost of Sales

Cost of sales consist of raw materials, parts, freight, and accrued direct costs to produce, sell, and distribute, aircraft products. The cost of sales increased approximately $337,740, or 2.43%, to $14,210,903 for Interim 2024 from $13,873,163 for Interim 2023. Cost of sales increased due to inflation of purchased parts and materials (5% to 21% cost increases realized), lead time increases for multiple key suppliers, and continuing supply chain issues.

Operating Expenses

The company recorded a decrease of $84,264, or 1.54%, in total operating expenses to $5,391,063 for Interim 2024 versus $5,475,327 Interim 2023. Operating expenses for labor, payroll taxes and fees, and employee benefits decreased nearly $730,000 in Interim 2024 versus Interim 2023. Advertising, marketing, and sales related costs decreased approximately $699,545, or 89.63%, to $80,973 for Interim 2024 from $780,518 Interim 2023. Contracted services decreased $24,324, or 7.9%, to $283,655 Interim 2024 from $307,979 Interim 2023.

3

Net Income

As a result of the foregoing, the company’s net income for Interim 2024 was $549,559 versus net loss of $1,288,190 for Interim 2023.

Liquidity and Capital Resources

At June 30, 2024, the company had cash and cash equivalents of $1,310,199.  As of the date of this report, we have primarily been funded from revenue generated by the sales of our aircraft. We believe that the proceeds from the Regulation A Offering (defined below), Regulation CF Offering (defined below) and Regulation D Offering (defined below), together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through 2025. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Regulation A Offering; Regulation CF Offering; Regulation D Offering

On November 3, 2022, the company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the "Securities Act"), (the "Regulation A Offering") to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the "Regulation CF Offering") to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On December 15, 2022, the company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation D of the Securities Act (the "Regulation D Offering") to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5.00 per share. On May 24, 2023, the company increased the price per share in each offering to $5.45. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. As of December 31, 2023, the company sold 830,909 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offering, for net proceeds of $3,692,946. Subsequent to December 31, 2023, the company has sold 94,988 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering, and Regulation D Offering, respectively, for total proceeds of $445,121.

In the six months ended June 30, 2024, the company issued 61,434 Series A Preferred Stock pursuant to a Regulation A offering and received net proceeds of $ 273,486. Offering costs included and netted against the proceeds were $60,059. The company terminated the Regulation A offering on January 16, 2024.

In the six months ended June 30, 2024, the company issued 9,927 Series A Preferred Stock pursuant to a Regulation D offering and received proceeds of $ 52,471. The company is not currently raising funds pursuant to Regulation D.

In the six months ended June 30, 2024, the company issued 23,627 Series A Preferred Stock pursuant to a Regulation CF offering and received proceeds of $119,164. The company terminated the Regulation CF offering on May 15, 2024.

Inventory

As of December 31, 2023, the company held $17,280,721 in net inventory. As of June 30, 2024, the company increased net inventory by an additional $703,823 to $17,984,544, an increase of roughly 6%. Hence, a portion of cash reserves were deliberately converted to inventory, as inflationary protection for anticipated purchase goods and material costs escalating during 2024.

Liabilities

The company has a line of credit with Bank of Idaho with a maximum borrowing limit of $3,500,000. Interest accrues at WSJP, plus 1.00%. The maturity date is March 29, 2025, and the line is secured by company owned aircraft inventory. The outstanding balance as of December 31, 2023, was $0 and as of June 30, 2024 was $0.

The company also has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrued at WSJP, plus 1.00%. The maturity date is March 18, 2025, and the line is secured by company owned aircraft inventory. The outstanding balance as of December 31, 2023, was $420,000 and as of June 30, 2024 was $720,000. The interest expense incurred by the company on the lines of credit for Interim 2024 was $31,445 and for Interim 2023 was $18,803.

In 2021, the company entered into a promissory note with Susan Richmond for $809,124. The loan matures in December 2031 and accrues interest at 4.25%. The outstanding balance on the loan was $733,707 at December 31, 2023, and $694,486 at June 30, 2024.

Finally, the company entered into another promissory note with Susan Richmond on May 25, 2023, for $394,729. The maturity date is January 5, 2026, and accrues interest at 5.0%. The outstanding balance on the loan was $310,049 at December 31, 2023, and $235,448 at June 30, 2024.

4

Real Property Leases

The company rents hangar and office space from the principal stockholder of Cub Crafters, Inc. Terms of the lease agreement call for monthly payments of $6,000 for the office space and $6,988 for the hangar. The agreement matures January 2029. The company expects to pay $156,000 per year over the course of the Agreement.

The company entered into a third-party building lease which ends in March 2027. Total rent expense for the Interim 2024 was $110,573 and for Interim 2023 was approximately $107,316.

Trend Information

•

The company had announced a new aircraft model denoted the Carbon Cub UL in 2023, powered by the new Rotax 916s engine and intended to expand international sales. As planned, demonstration versions of the new UL aircraft were built and displayed in April 2024 at the Sun ‘N Fun Aerospace Expo in Florida and at AERO Friedrichshafen, the leading General Aviation expo in Europe. The Carbon Cub UL won a reader's choice award for innovation in the UL/LSA category at the 30th anniversary AERO Friedrichshafen aircraft expo in Germany, announced in April 2024. Several large aviation media outlets released favorable editorials and coverage in June 2024. Multiple new aircraft orders for the UL were received; first customer deliveries are scheduled for 2025.

•

As a result of manufacturing productivity gains and some softening in the sales demand, order backlog was reduced to approximately 12 months as of June 30, 2024, which had been as high as 24+ months in recent years. General Aviation Manufacturers Association (GAMA) reported that piston powered aircraft industry shipments increased 7.3% and that CubCrafters shipped 21% more aircraft through the second quarter of 2024, when compared to the same period in 2023 (46 vs. 38).*

•

Average total employment decreased from approximately 221 as of December 31, 2023, to 213 as of June 30, 2024, offset by 10 outside contractors. Overtime labor hours expended were reduced approximately 40% through June 30, 2024 compared to the same period in 2023.

•

On-time delivery performance from key suppliers was as low as 13% for some raw materials, 26% for avionics, and 6% for paint supplies during the period. Extended supplier lead times and delivery performance continues to necessitate higher product purchase quantities than desired for lean operations. Hence, increased inventory levels similar to post-pandemic levels were necessitated for production supply and to realize productivity output gains.

•

Inflation continues, driving higher COGS and reducing income margins. Across the board inflation of purchased materials and goods has increased an additional 5% to 21% comparing 2024 to 2023, continuing the trend from the previous year.

•

The company intends to further prioritize growth and throughput of its aftermarket repair service centers, which has maintained a backlog of major repair and alteration orders. Additionally, production operation efficiency gains through automation and tooling improvements are continuing.

•	New certification projects requiring FAA approval, for added options and features offered on the Xcub aircraft line, continue to be hampered by significant bureaucratic delays within the FAA.

*General Aviation Manufacturers Association, General Aviation Aircraft Shipment Report 2023 Second Quarter and General Aviation Aircraft Shipment Report 2024 Second Quarter.

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ITEM 2. OTHER INFORMATION

None.

6

ITEM 3. FINANCIAL STATEMENTS

Consolidated Financial Statements and Notes Cub Crafters, Inc.

January 1, 2024 to June 30, 2024

7

CUB CRAFTERS, INC

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2024 AND DECEMBER 31, 2023

	2024	2023
ASSETS	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$1,310,199	$2,883,216
Accounts receivable, net credit reserve	4,471,392	5,186,281
Costs and estimated earnings in excess of billings on uncompleted contracts	2,809,076	949,121
Inventories	17,984,544	17,280,721
Income tax receivable	216,840	216,840
Prepaid expenses & other assets	337,789	421,027
Total current assets	27,129,840	26,937,206
LONG-TERM ASSETS
Property and equipment, net	1,612,841	1,681,433
Intangible asset, net	261,031	277,306
Right of use assets - finance lease	959,637	1,254,095
Right of use assets - operating lease	2,409,819	2,610,392
Deferred income tax asset	76,669	76,669
Total long-term assets	5,319,997	5,899,895
TOTAL ASSETS	$32,449,837	$32,837,101

 These financial statements are unaudited, and no assurance is provided on them

8

CUB CRAFTERS, INC

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2024 AND DECEMBER 31, 2023

	2024	2023
LIABILITIES AND STOCKHOLDERS' EQUITY	(Unaudited)
CURRENT LIABILITIES
Accounts payable	$1,738,553	$1,443,961
Accrued liabilities	1,359,166	1,423,675
Billings in excess of costs and estimated earnings on uncompleted contracts	-	1,443,134
Customer deposits	11,795,053	11,648,740
Line of credit	720,000	420,000
Finance leases, current portion	289,486	253,005
Operating leases, current portion	369,714	365,879
Notes payable, current portion	13,730	13,730
Related party notes payable, current portion	235,309	229,815
Total current liabilities	16,521,011	17,241,939
LONG-TERM LIABILITIES
Finance leases, net of current portion	731,159	1,068,748
Operating leases, net of current portion	2,040,105	2,244,512
Related party notes payable, net of current portion	694,921	813,941
Total long-term liabilities	3,466,185	4,127,201
STOCKHOLDERS' EQUITY
Series A Preferred stock, $0.0001 par value, 10,000,000 authorized, 1,830,909 and 1,301,034, issued outstanding as of June 30, 2024 and December 31, 2023 respectively	192	183
Common stock-Class B, $0,.0001 par value, 33,000,000 shares authorized, 29,000,000 shares issued outstanding as of June 30, 2024 and December 31, 2023 respectively	2,900	2,900
Additional paid-in capital	4,887,589	4,442,477
Retained earnings	7,571,960	7,022,401
Total stockholders' equity	12,462,641	11,467,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$32,449,837	$32,837,101

These financial statements are unaudited, and no assurance is provided on them

9

CUB CRAFTERS, INC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	2024	2023
NET SALES	$20,024,440	18,095,217
COST OF SALES	14,210,903	13,873,163
GROSS PROFIT	5,813,537	4,222,054
OPERATING EXPENSES
Salaries and wages	798,037	1,232,169
General and administrative expenses	3,538,576	3,482,502
Research and development	653,704	331,319
Rent	367,316	250,280
Depreciation and amortization	131,368	165,000
Warranty	29,864	14,057
Total Operating Expenses	5,518,865	5,475,327
INCOME (LOSS) FROM OPERATIONS	294,672	(1,253,273)
OTHER INCOME AND (EXPENSE)
Interest income	23,095	87,577
Interest expense	(100,693)	(65,135)
Miscellaneous income	332,485	-
Miscellaneous expense	-	(57,359)
Total Other Income and (Expense)	254,887	(34,917)
INCOME (LOSS) FROM OPERATIONS BEFORE INCOME TAXES	549,559	(1,288,190)
INCOME TAXES	-	-
NET INCOME (LOSS)	$549,559	$(1,288,190)
NET INCOME (LOSS) PER SHARE OF COMMON STOCK	$0.02	$(0.04)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK	29,000,000	30,457,709

 These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024

	Series A Preferred Stock		Common Stock		Common Stock Class B		Additional		Total Stockholders'
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid-in Capital	Retained Earnings	Equity (Deficit)
Balance, December 31, 2023	1,830,909	$183	29,000,000	$2,900	$-	$-	$4,442,477	$7,022,401	$11,467,961
Reg A offering - Series A preferred stock, net of issuance costs	61,434	6	-	-	-	-	333,539	-	333,545
Reg D offering - Series A preferred stock, net of issuance costs	9,927	1	-	-	-	-	52,470	-	52,471
Reg CF offering - Series A preferred stock, net of issuance costs	23,627	2	-	-	-	-	119,162	-	119,164
Issuance costs	-	-	-	-	-	-	(60,059)	-	(60,059)
Net income	-	-	-	-	-	-	-	549,559	549,559
Balance, June 30, 2024	1,925,897	$192	29,000,000	$2,900	-	$-	$4,887,589	$7,571,960	$12,462,641

  These financial statements are unaudited, and no assurance is provided on them.

11

CUB CRAFTERS, INC

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Series A Preferred Stock		Common Stock		Common Stock Class B		Additional		Total Stockholders'
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Paid-in Capital	Retained Earnings	Equity (Deficit)
Balance, December 31, 2022	1,301,034	$130	29,000,000	$2,900	$-	$-	$2,087,044	$8,250,063	$10,340,137
Reg A offering - Series A preferred stock, net of issuance costs	260,435	27	-	-	-	-	1,343,043	-	1,343,070
Reg D offering - Series A preferred stock, net of issuance costs	88,611	9	-	-	-	-	443,046	-	443,055
Reg CF offering - Series A preferred stock, net of issuance costs	19,522	2	-	-	-	-	90,586	-	90,588
Issuance costs	-	-	-	-	-	-	(185,449)	-	(185,449)
Net loss	-	-	-	-	-	-	-	(1,288,190)	(1,288,190)
Balance, June 30, 2023	1,669,602	$168	29,000,000	$2,900	$-	$-	$3,778,270	$6,961,873	$10,743,211

  These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$549,559	$(1,288,190)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: Depreciation and amortization	131,367	165,000
Deferred taxes	-	13,174
Credit loss expense	-	(172,173)
Increase (decrease) in cash due to changes in:
Accounts receivable, net credit reserve	714,889	(339,031)
Costs and estimated earnings in excess of billings on uncompleted contracts	(1,859,955)	(321,897)
Employee retention credits granted	-	2,500,023
Inventories	(703,823)	(109,861)
Prepaid taxes	-	60,390
Prepaid expenses & other assets	83,238	(288,993)
ROU assets - operating lease and lease liabilities, net	149,134	311,173
Accounts payable	294,592	(770,151)
Accrued liabilities	(64,509)	749,099
Billings in excess of costs and estimated earnings on uncompleted contracts	(1,443,134)	(1,694,978)
Customer deposits	146,313	(2,353,214)
Net cash (used in) provided by operating activities	(2,002,329)	(3,539,629)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(46,500)	(714,228)
Net cash (used by) provided by investing activities	(46,500)	(714,228)

   These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	2024	2023
CASH FLOWS FROM FINANCING ACTIVITIES
Payments on finance leases	(155,783)	(122,283)
Proceeds from Reg A Series A Preferred stock offering	333,545	1,343,070
Proceeds from Reg D Series A Preferred stock offering	52,471	443,055
Proceeds from Reg CF Series A Preferred stock offering	119,164	90,588
Stock issuance costs	(60,059)	(185,449)
Payments on notes payable	-	(196,907)
Borrowings (payments) on line of credit	300,000	-
Proceeds from related party notes	-	394,729
Payments on related party notes	(113,526)	(245,162)
Net cash (used by) provided by financing activities	475,812	1,521,641
NET INCREASE (DECREASE) IN CASH	(1,573,017)	(2,732,216)
CASH - BEGINNING OF PERIOD	2,883,216	8,026,052
CASH - END OF PERIOD	$1,310,199	$5,293,836
SUPPLEMENTAL CASH FLOW INFORMATION
Payment of interest in cash	$100,693	$154,824
Payment of income taxes	$-	$568,238

   These financial statements are unaudited, and no assurance is provided on them.

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CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of Cub Crafters, Inc., Cub Crafters Group, LLC, Cub Crafters Services, LLC, Cub Crafters Resale, LLC, and Cub Crafters Avionics, LLC. (together the Company).

•	Cub Crafters Group, LLC is a wholly owned subsidiary manufacturer of certified and light sport aircraft, aircraft kits, and parts.

•	Cub Crafter Services, LLC, a wholly owned subsidiary, which repairs and rebuilds aircraft and related parts.

•	Cub Crafter Avionics, LLC, a wholly owned subsidiary, provides testing and certification on aircraft instruments.

•	Cub Crafters Resale, LLC, a wholly owned subsidiary, purchases and sells used aircraft.

All activities related to Cub Crafters Services, LLC were recorded on Cub Crafters, Inc. Cub Crafters DISC, Inc., an affiliated entity receives commissions on behalf of Cub Crafters, Inc., for international sales. The principal place of business for the Company is located in Yakima, Washington.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Going Concern

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The company has supported operations through the issuance of Reg A, Reg D and Reg CF preferred stock of $505,180 which included $333,545 in Reg A preferred stock, $52,471 in Reg D preferred stock, and $119,164 in Reg CF preferred stock. The Company successfully executed a $3,500,000 Line of Credit with the Bank of Idaho on April 5, 2024 that is available to draw on as well.

Management expects expenses to stay steady with production of aircraft. Inventory that is sold does not leave the warehouse until the balance is paid which reduces any collection risk. Management has continued to implement financial objectives in order to reduce costs going into 2024. The Company plans to maintain the Company’s Reg CF offering to allow for the raising of additional funds if needed but the current operational expenses for the next 12 months are not forecasted to exceed the availability of cash. Based on the conditions existing as of September 27, 2024, the Company will have sufficient funding and there is not a substantial doubt about the Company’s ability to continue as a going concern.

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CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The accompanying consolidated financial statements and related notes include the Company and its wholly owned subsidiaries. All significant inter- company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains substantially all its cash and cash equivalents at one financial institution. At times, cash may be in excess of FDIC insurance limits, typically $250,000. As of June 30, 2024, cash balances exceeded FDIC insurance limits by approximately $1,060,199. The Company has not experienced any losses in such accounts and does not believe that it is exposed to significant risks from excess deposits.

Accounts Receivable and Allowance for Current Expected Credit Losses

The majority of the Company’s revenue is generated on a prepayment basis. The Company provides limited credit in the normal course of business to selected customers who are primarily located in the United States. Credit is extended based on an evaluation of the customer’s financial condition and, generally, collateral is not required. Customers are billed in accordance with contractual terms as work progresses. Generally, billed receivables are due within 30 days.

Billings that are outstanding longer than the contractual terms are considered past due. The Company determines its allowance for current expected credit losses by considering a number of other factors, including the length of time billings are past due, previous loss history, the customer’s ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of June 30, 2024, there was a credit reserve of approximately $123,709.

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CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Allowance for Current Expected Credit Losses (continued)

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credits Losses on Financial Instruments (“ASC 326”). ASC 326 will provide more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. ASC 326 was originally effective for annual reporting periods beginning after December 15, 2019, including interim periods within that year. Following the release of ASU 2019-10 in November 2019, the new effective date for ASC 326 would be for annual reporting periods beginning after December 15, 2022. The provisions of this ASU are to be applied using the modified-retrospective approach. The Company adopted the standard on January 1, 2023 and the adoption did not have a material impact on the financial statements and related disclosures.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Work in progress costs is stated at costs incurred to date. Finished goods inventories include material, labor, and manufacturing overhead costs. The Company writes down inventory for excess, slow moving and obsolete inventory. There were no reserves recorded as of June 30, 2024.

Property and Equipment, Net

Property, equipment, and leasehold improvements are capitalized and recorded at cost, less accumulated depreciation and impairment charges, if any. Depreciation is provided for on a straight-line basis over the estimated useful lives of the property and equipment or the lease term, whichever is shorter. Repairs and maintenance costs are charged to operating expense as incurred, unless it is determined by the Company to extend the life of the fixed asset, at which time the amount would be capitalized and amortized over the useful life of the asset or the estimated remaining life of the asset, whichever is shorter.

Intangible Assets, Net

Intangible assets, including acquired purchased contracts, are recorded at cost and are depreciated using the straight-line method over a period of ten years. These are reviewed for impairment annually in accordance with impairment of long-lived assets policy noted below.

17

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets are tested for impairment when events or circumstances indicate that the carrying amount of the asset group that includes those assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an assets group is not considered recoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the uses and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. The Company did not recognize any impairment loss during the six months ended June 30, 2024.

Revenue Recognition

All revenues are recorded in accordance with ASC Topic 606, Revenue from Contracts with Customers. This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under Topic 606, an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligation in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company recognizes revenue from the following:

Kit Aircraft - sales in which a customer can build an aircraft in his own facility in which various component kits relative to a certain portion of the plane, such as fuselage kit, wing kit, engine kit, etc. are available. All kit orders are prepaid, which are recorded as customer deposits. Once a kit order is fulfilled, the Company bills the customer against their deposit, ships the kit and recognizes the revenue accordingly. In some instances, customers will request assistance in building these kit planes for which there is a recognition of revenue at the time of shipment.

18

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Builder Assist - these are orders for customized planes which are built entirely in the Company’s facility in which the customer is required to complete a minimum of 51% of a prescribed list of assembly tasks themselves. The customer is required to make a deposit of $67,000 at the time of placing the order, which will hold a given position on the production calendar (often up to 24 months out). Prior to commencement of the build, the customer is required to deposit the final cost of the plane, less the initial deposit and $20,000 final payment that is considered a progress payment. Once the plane has been granted a certificate of airworthiness, the Company bills the customer against their deposit for the cost of the plane at which time revenue is recognized in full. Additionally, the Company accrues revenues over time as performance steps are satisfied. The Company measures its progress to completion for at each month end based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Certified Aircraft - these are aircraft built entirely at the Company’s facility and built entirely by Company employees. The customer is required to make a deposit of $67,000 at the time of placing the order which will hold a given position on the production calendar (often up to 24 months out). The customer is required to make a progress payment of $100,000 at the midpoint of the manufacturing process.

These planes upon completion must pass certification for the FAA Type Certificate for the given model of plane. The Company recognizes revenues over the production period as performance steps are satisfied. The Company measures its progress to completion at each month’s end based on the stage of completion for each order. The Company’s timing of revenue recognition may not be consistent with its rights to bill and collect cash from its clients. Those rights are generally dependent upon contract language. The Company’s accounts receivable represents amounts billed to the customer that have yet to be collected and represent an unconditional right to cash from the customer. Contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms or accounts billed after the consolidated balance sheet date. Contract liabilities represent billings as of the consolidated balance sheet date, as allowed under the terms of the contract, but not yet recognized as contract revenue pursuant to the Company’s revenue recognition policy.

Parts - are generally sold prepaid with the exception of dealer sales. Revenue is recognized at point of sale.

Services and Repairs - Revenue is recognized at completion. Deposits are generally required on larger jobs.

19

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Revenue was broken down as follows for the six months ended June 30:

Aircraft	$15,082,261
Pre-packaged kits sales	1,851,254
Parts / Services / Used Aircraft	3,092,006
$20,025,521

Concentration of Credit Risk

The Company’s two largest dealers accounted for 24% of revenues during the six months ended June 30, 2024. Of that amount 21% represented Builder Assist, meaning the dealers had deposits on production positions, which they in turn sold to the end customers for their own build, in essence acting as a middleman. As all aircraft are sold on a prepaid basis there is limited credit risk.

Kit sales are sold on a prepaid basis, as are parts with the exception of dealers. Dealers accounted for 27% of total receivables of June 30, 2024, with the bulk of the receivables on delayed aircraft payment pending delivery status.

Income Taxes

The Company is a C-Corp and accounts for income taxes, whereby deferred income taxes are recorded based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received or liabilities are settled. In evaluating the Company’s ability to recover the deferred tax assets within the jurisdiction from which they arise, management considers all available positive and negative evidence and establishes a valuation allowance if necessary to reduce the deferred tax assets to their expected net realizable value.

20

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit for tax positions meeting the more-likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Increases or decreases to the unrecognized tax benefits could result from management’s belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. On June 30, 2024, the Company determined it did not have any uncertain tax positions.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2024, the Company has no provisions for interest or penalties related to uncertain tax positions.

Leases

Effective January 1, 2022, the Company adopted Accounting Standards Update (ASU) 2016-02, Leases, (Topic 842). Topic 842 amended guidance in the former ASC Topic 840, Leases. The new standard increases transparency and comparability by requiring the recognition by lessees of right- of-use assets and lease liabilities on the balance sheet for those leases classified as operating leases.

For leases entered into after January 1, 2022, the Company determines if an arrangement is a lease, or contains a lease, at the inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use asset at the commencement date of the lease. The Company considers leases to be finance leases if, among other definitions, the lease term is a major part of the life of the asset or at least 75% and the present value of the minimum lease payments are substantially all of the fair value of the leased property or at least 90%.

Lease liabilities. A lease liability is measured based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate and are measured using the index or rate at the commencement date. Lease payments, including variable payments based on an index rate, are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract), (2) certain contingencies related to variable lease payments are resolved, or (3) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee.

The operating lease asset and operating lease liability were calculated utilizing the risk-free-discount rate determined to be 1.79% as of the adoption date, according to the Company’s elected policy. The Company has elected to use this rate for all of its leases except where the Company is required to use the implicit rate if it is readily determinable. The implicit rate for the Company’s finance lease was determined to be 6.47%.

21

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Lease assets. A lessee’s lease assets, also know as right-of-use assets, are measured at the commencement date at the amount of the initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the right-of-use asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Initial direct costs. The new standard defines initial direct costs as only the incremental costs that would not have been incurred if the lease had not been obtained. Under Topic 842, initial direct costs include commissions paid to third parties, including brokers, leasing and referral agents and internal leasing commissions paid to employees for successful execution of lease agreements. These initial direct costs are capitalized and amortized over the term of the related leases using the straight-line method. As a result of electing the package of practical expedients described above, existing leases and related initial direct costs have not been reassessed prior to the effective date, and therefore, adoption of the lease standard did not have an impact on the Company’s previously reported statements of operations for initial direct costs.

Accounting policy election for short-term leases. The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease expense associated with its short-term leases on short-term leases on a straight-line basis over the lease term.

IC-DISC Credit

Cub Crafters DISC, Inc. is an IC-DISC. An IC-DISC is a separate entity that earns a commission on the operating entity’s export sales based on the greater of 50% of net income on sales of qualified export property, or 4% of gross receipts from sales of qualified export property. The Company elected to not record this commission for the year ended December 31, 2023 and will likely do so again in 2024.

22

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE C - INVENTORIES

The components of inventories at June 30, 2024, are as follows:

Parts and raw materials	$11,390,404
Work in-process	2,741,159
Finished goods	3,852,981
$17,984,544

NOTE D - PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following at June 30, 2024:		Useful
		Life (Years)
Leasehold improvements	$1,427,914
Machinery and equipment	3,653,236	3 - 10
Buildings	481,221	39
Office furniture and equipment	138,624	3 - 10
Automobiles and trucks	207,003	3 - 10
	5,907,998
Less accumulated depreciation	(4,325,849)
Construction in progress	30,692
	$1,612,841

During the six months ended June 30, 2024, the Company recorded depreciation expenses of approximately $115,093.

23

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE E - INTANGIBLE ASSETS, NET

In 2022, the Company entered into an asset purchase agreement with a third party seller for a total contract price of $300,000, which includes the seller’s rights, title, and interest in and to the intellectual property rights associated with the assets, which includes trade names, trademarks, trademark applications, patents, patents applications, copyrights, and copyright applications.

The Company paid $50,000 initially and exchanged a kit per the agreement as partial payment. The balance owed as of June 30, 2024 was $13,730. As payment for the remaining balance, the Company agreed to pay the seller a royalty of $500 for each pair of aircraft skis sold and shipped starting the day after closing has occurred and assets are transferred until such time as the total amount of royalty payments made equals the remaining outstanding balance. The Company shall make royalty payments to the seller within 10 days following each fiscal quarter.

The carrying basis and accumulated amortization of recognized intangible assets at June 30, 2024:

	Useful life (years)	Gross Carrying Value	Accumulated Amortization	2024 Net Carrying Amount
Intangible assets - license	10	$311,000	$(49,969)	$261,031

During the six months ended June 30, 2024, the Company recorded amortization expenses of approximately $16,275. Estimated amortization expense for each of the following five years is as follows:

Years ending June 30:
Remaining 2024	$15,275
2025	30,550
2026	30,550
2027	30,550
2028	30,550
Thereafter	123,556
$261,031

24

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE F - CONTRACT ACCOUNTING - PERCENTAGE OF COMPLETION - COST LESS BILLINGS AND BALANCE SHEET CATEGORIES BY PERIOD

Costs and estimated earnings on contracts in progress for jobs using percentage of completion method of revenue recognition consist of the following as of and for the six months ended June 30, 2024:

Cost incurred on uncompleted jobs	$3,007,264
Estimated earnings	3,026,712
6,033,976
Less: Billings to date	(3,224,900)
$2,809,076

Included in the accompanying consolidated balance sheets for percentage of completion contracts under the following headings at June 30, 2024:

Costs and estimated earnings in excess of billings on uncompleted contracts	$2,809,076
Billings in excess of costs and estimated earnings on uncompleted contracts	-
$2,809,076

NOTE G - CUSTOMER DEPOSITS

Customer deposits are comprised of cash received throughout the sale and build process as outlined in the sales agreement. Deposits are comprised of production position advances and progress payments. Under the terms of the sales agreement, the customer deposits are non-refundable. The Company recognizes revenue associated with these deposits at the time of aircraft sale or forfeiture of the advances through customer notification. Customer advances on June 30, 2024 was approximately $11,795,053.

25

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE H - FINANCE LEASES

The Company had leased equipment under non-cancelable master lease arrangements. Per the lease agreements, the Company will own the equipment at the end of the lease. The carrying values of the lease assets are reported in the accompanying June 30, 2024 consolidated balance sheet as right-of-use asset (ROU) - finance lease.

The future minimum payments on the capital lease obligations at June 30, 2024 are as follows:

2025	$289,486
2026	277,566
2027	263,058
2028	242,871
2029	82,722
Thereafter	22,673
Total finance leases	$1,178,376
Less: interest expense	(157,731)
Total finance leases	1,020,645
Less: current portion	(229,727)
Finance lease - long term	$790,918

The interest expense incurred by the Company for the for the six months ended June 30, 2024 was approximately $15,152 and. As of June 30, 2024, the Company recorded ROU asset – finance lease of $959,637 and total lease liability of $1,020,645 based on the weighted average interest rate of 6.47% implicit in those finance leases.

NOTE I - LINE OF CREDIT

On April 3, 2024, the Company secured a new line of credit with Bank of Idaho, with a maximum borrowing limit of $3,5000,000. Interest accrues at WSJP. The maturity date is March 29, 2025 and is secured by accounts receivable and an aircraft inventory. The outstanding balance as of June 30, 2024 was $-0-. The interest expense incurred by the Company for the six months ended June 30, 2024 was $-0-.

26

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE I - LINE OF CREDIT (continued)

The Company has a line of credit with AFC Financial Services, LLC with a maximum borrowing limit of $2,000,000. Interest accrues at WSJP, plus 1.00%. The maturity date is May 18, 2025, and is secured by an aircraft inventory. The outstanding balance as of June 30, 2024 was $720,000. The interest expense incurred by the Company for the six months ended June 30, 2024 was $31,445.

NOTE J - OPERATING LEASES

The Company leases multiple buildings and facilities under a non-cancelable operating lease agreement that expires at varying times through January 2045.

The Company also leases other fixed assets on short term or month-to-month leases, which are expensed as incurred.

As of June 30, 2024, the Company recorded a right-of-use asset (ROU) of $2,409,819, and total lease liability of $2,409,819, discounted using the average risk-free rate of 1.79% at lease inception.

The ROU asset for the six months ended June 30, 2024 is summarized below:

Operating lease ROU asset	$3,313,549
Less accumulated reduction	(903,730)
Balance of ROU asset	$2,409,819

Operating lease liability related to the ROU asset is summarized below:

Operating lease liability	$3,313,549
Reduction of lease liability	(903,730)
Total	$2,409,819

27

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE J - OPERATING LEASES (continued)

As of June 30, 2024, the minimum lease payments under these leases are as follows:

Remaining 2024	$205,630
2025	411,259
2026	355,358
2027	160,129
2028	104,370
Thereafter	1,536,708
Total lease payments	2,773,454
Less: interest	(363,635)
Present value of lease payments	2,409,819
Less: current portion	(369,713)
Lease payments, net of current portion	$2,040,106

Total lease expense, including short term leases, for June 30, 2024 was approximately $367,316.

NOTE K - COMMITMENT AND CONTINGENCIES

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgement. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probably but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

28

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE L - RELATED PARTIES

The Company rents hangar and office space from a stockholder of Cub Crafters, Inc. Terms of the agreement call for monthly payments of $12,988. The agreement matures January 2029. The Company expects to pay $155,856 per year over the course of the agreement (see Note K).

In 2021, the Company entered into a promissory note with a shareholder for $809,124. The loan matures in December 2031 and accrues interest at 4.25%.

In May of 2023, the Company entered into a promissory note with a shareholder for $394,729. The loan matures January 5, 2026 and accrues interest at 5% payable in monthly installments.

NOTE M - 401(k) PLAN

The Company sponsors a 401(k) retirement plan (the Plan) for employees who meet certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the terms of the Plan, the Company matches 100% of the employee’s contributions up to 4% of the employee’s compensation. The Company’s matching contribution was approximately $156,298 for the six months ended June 30, 2024.

NOTE N - STOCKHOLDERS’ EQUITY

The classes of shares at June 30, 2024 were: Common Stock-Class A, Common Stock-Class B and Preferred Stock-Series A.

Common Stock-Class A and B - with a $.0001 par value, 40,000,000 and 33,000,000 authorized, respectively. At June 30, 2024, the Company had 0 Class A common stock Shares and 29 million Class B common stock shares issued and outstanding.

In August 2022, pursuant to Board approval and restatement of the Company’s Articles of Incorporation, the Company authorized a conversion of existing common stock into 580 common stock-Class B and 20 Series A preferred stock for each then outstanding common stock owned. This resulted in the issuance of 1 million Series A preferred stock and 29 million Class B common stock.

Series A Preferred Stock - with a $.0001 par value, 10 million shares authorized. At June 30, 2024, the Company had 1,925,897 shares issued and outstanding.

29

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE N - STOCKHOLDERS’ EQUITY (continued)

Liquidation preferences

Holders of Series A preferred stock shall be entitled to receive out of the proceeds or assets of the Company available for distribution prior and in preference to any distribution to common stock holders at a value of $5 per share. Series A preferred stock is not redeemable at the option of the holder. The holders have the right to convert into common stock - Class A share at the conversion price. The conversion price is noted is determined by dividing the number of common stock - Class A shares outstanding at the time by the Original Issue Price of $5, subject to certain adjustment conditions noted in the amended articles of incorporation. Each share of Series A preferred stock will automatically convert into Class A common stock upon the earlier of (i) the closing of an offering resulting in at least $150 million in proceeds or (ii) the date or occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding share of Series A preferred stock.

On November 3, 2022, the Company commenced an offering of up to $50 million of its Series A Preferred Stock pursuant to Regulation A of the Securities Act of 1933, as amended (the “Securities Act”), (the “Regulation A Offering”) to sell up to 10,000,000 shares of Series A Preferred Stock, convertible into share of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of its Series A Preferred Stock pursuant to Regulation Crowdfunding of the Securities Act (the “Regulation CF Offering”) to sell up to 1,000,000 share of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On December 15, 2022, the Company commenced an offering of up to $5 million of it Series A Preferred Stock pursuant to Regulation D of the Securities Act (the “Regulation D Offering”) to sell up to 1,000,000 shares of Series A Preferred Stock, convertible into shares of Class A Common Stock, at a price of $5 per share. On May 24, 2023, the Company increased the price per share in each offering to $5.45. The net proceeds of these concurrent offerings will be used to scale our operations to meet expanding sales demand, invest in the development of our products and disruptive technology, modernize our manufacturing facilities and production lines to scale current and next generation aircraft, aftermarket service expansion, and capturing additional market share, and build working capital reserves. As of June 30, 2024, the Company sold 925,897 share of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering and Regulation D offerings, for net proceeds of $4,137,974. Subsequent to December 31, 2023, the Company has sold 61,434, 9,927 and 23,627 shares of Series A Preferred Stock in the Regulation A Offering, the Regulation CF Offering, and Regulation D Offering, respectively, for total proceeds of $505,179.

In the six months ended June 30, 2024, the Company issued 61,434 Series A Preferred Stock pursuant to a Regulation A offering and received net proceeds of $333,545. Offering costs included and netted against the proceeds were $60,059.

In the six months ended June 30, 2024, the Company issued 9,927 Series A Preferred Stock pursuant to a Regulation D offering and received proceeds of $52,470.

30

CUB CRAFTERS, INC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

NOTE N - STOCKHOLDERS’ EQUITY (continued)

In the six months ended June 30, 2024, the Company issued 23,627 Series A Preferred Stock pursuant to a Regulation CF offering and received proceeds of $119,164.

Distributions

The Board of Directors may, from time to time, authorize a distribution to the stockholders of proceeds available for distribution in respect of Preferred Stock and Common Stock to be distributed to the members pro rata in proportion to their applicable stocks.

The Company shall not declare, pay or set aside any dividends on stocks of any other class or series of capital stock of the corporation (other then dividends on stocks of Common Stock payable in stocks of Common Stock) unless the holders of the Series A Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding stock of Series A Preferred Stock in an amount at least equal to the dividend payable on each stock of such class or series determined, if applicable, as if all stocks of such class or series had been converted into Common Stock.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Series A Preferred Stock in proportion to the number of stocks of Common Stock that would be held by each such holder if all stocks of Series A Preferred Stock were converted to Common Stock.

NOTE O - SUBSEQUENT EVENTS

There was no subsequent noteworthy events since June 30, 2024 through this date of September 26, 2024.

The Company has evaluated events and transactions for potential recognition or disclosure through September 26, 2024, the date the financial statements were available to be issued.

31

PART III

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation (Filed with the Form 1-A/A of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222007859/cub_ex21.htm)
2.2	Bylaws (Filed with the Form 1-A DOS of the company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex23.htm)
4.1	Form of Subscription Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex41.htm)
6.1	Compensation Award Plan (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex61.htm)
8.1	Form of Enterprise Bank Escrow Agreement (Filed with the Form 1-A DOS of the Company and available here, https://www.sec.gov/Archives/edgar/data/1944503/000147793222006609/cub_ex81.htm)

32

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cub Crafters, Inc.

By:	/s/ Patrick Horgan
Name:	Patrick Horgan
Title:	President & CEO
Date:	October 1, 2024

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Patrick Horgan
Patrick Horgan, Principal executive officer
Date: October 1, 2024

/s/ Keith Kennedy
Keith Kennedy, Principal financial officer and principal accounting officer
Date: October 1, 2024

33